FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                       For the month of September, 2004

                          GRANITE MORTGAGES 03-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                      GRANITE MORTGAGES 03-3 PLC


                                      By:     /s/  Clive Rakestrow
                                           -----------------------
                                      Name:  L.D.C. Securitisation Director
                                      No. 1 Limited by its authorized person
                                      Clive Rakestrow for and on its behalf
                                      Title:  Director
Date: November 15, 2004

                                      GRANITE FINANCE FUNDING
                                      LIMITED


                                      By:     /s/  Jonathan David Rigby
                                            ---------------------------
                                      Name:  Jonathan David Rigby
                                      Title:  Director
Date: November 15, 2004

                                      GRANITE FINANCE TRUSTEES
                                      LIMITED


                                      By:     /s/  Daniel Le Blancq
                                            -----------------------
                                      Name:  Daniel Le Blancq
                                      Title:  Director
Date: November 15, 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-3 PLC
--------------------------

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc
Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited
Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc and Granite Finance Funding Limited
Period 1 September, 2004 - 30 September, 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                              268,552

Current Balance - Trust Mortgage Assets                 (GBP)23,030,235,806

Current Balance - Trust Cash and other Assets           (GBP)1,196,705,561

Last Months Closing Trust Assets                        (GBP)24,117,800,993

Funding share                                           (GBP)21,743,327,488

Funding Share Percentage                                       89.75%

Seller Share*                                           (GBP)2,483,613,879

Seller Share Percentage                                        10.25%

Minimum Seller Share (Amount)*                          (GBP)1,298,577,341

Minimum Seller Share (% of Total)                               5.36%

Excess Spread last quarter annualised (% of Total)              0.19%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans


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                      Number         Principal (GBP)      Arrears (GBP)       By Principal (%)
< 1 Month             264,687        22,709,498,193             0                 98.61%

> = 1 < 3 Months       3,142           265,977,879          2,613,876              1.15%

> = 3 < 6 Months        577            43,647,333           1,085,891              0.19%

> = 6 < 9 Months        114            8,568,645             361,833               0.04%

> = 9 < 12 Months       32             2,573,756             155,976               0.01%

> = 12 Months            0                 0                    0                  0.00%

Total                 268,552        23,030,265,806         4,217,576            100.00%
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Properties in Possession

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                                 Number      Principal (GBP)     Arrears (GBP)

Total (since inception)           234          13,926,695          700,321
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Properties in Possession                                               84

Number Brought Forward                                                 60

Repossessed (Current Month)                                            24

Sold (since inception)                                                150

Sold (current month)                                                   8

Sale Price / Last Loan Valuation                                     1.03

Average Time from Possession to Sale (days)                           130

Average Arrears at Sale                                           (GBP)2,460

Average Principal Loss (Since inception)*                          (GBP)145

Average Principal Loss (current month)**                            (GBP)0

MIG Claims Submitted                                                   8

MIG Claims Outstanding                                                 0

Average Time from Claim to Payment                                    62

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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

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                                                Number        Principal (GBP)

Substituted this period                           0               (GBP)0

Substituted to date (since 26 March 2001)      478,055      (GBP)39,832,603,134
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CPR Analysis

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                                                Monthly          Annualised

Current Month CPR Rate                           4.72%             44.04%

Previous Month CPR Rate                          5.03%             46.16%

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Weighted Average Seasoning (by value) Months                       24.06

Weighted Average Remaining Term (by value) Years                   20.33

Average Loan Size                                               (GBP)85,757

Weighted Average LTV (by value)                                    75.17%

Weighted Average Indexed LTV (by value)                            62.04%

Non Verified (by value)                                            35.29%
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Product Breakdown

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Fixed Rate (by balance)                                            49.34%

Together (by balance)                                              23.98%

Capped (by balance)                                                 0.94%

Variable (by balance)                                              22.72%

Tracker (by balance)                                                3.03%

Total                                                             100.0%
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Geographic Analysis

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                  Number     % of Total        Value (GBP)         % of Total

East Anglia       5,385         2.01%          462,907,740           2.01%

East Midlands     18,969        7.06%         1,450,904,856          6.30%

Greater London    32,592       12.14%         4,610,653,208         20.02%

North             31,331       11.67%         1,773,328,157          7.70%

North West        36,232       13.49%         2,475,750,349         10.75%

Scotland          29,813       11.10%         1,881,570,265          8.17%

South East        39,808       14.82%         4,695,865,081         20.39%

South West        17,171        6.39%         1,644,358,837          7.14%

Wales             11,096        4.13%          746,179,640           3.24%

West Midlands     17,634        6.57%         1,411,753,455          6.13%

Yorkshire         28,521       10.62%         1,876,964,218          8.15%

Total            268,552        100%         23,030,235,806          100%
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LTV Levels Breakdown

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                               Number          Value (GBP)         % of Total

0% < 25%                        9,044          354,665,631           1.54%

> = 25% < 50%                  31,213         2,282,296,368          9.91%

> = 50% < 60%                  20,465         1,833,206,770          7.96%

> = 60% < 65%                  12,070         1,146,905,743          4.98%

> = 65% < 70%                  14,176         1,384,117,172          6.01%

> = 70% < 75%                  19,592         1,870,055,147          8.12%

> = 75% < 80%                  20,852         2,293,811,486          9.96%

> = 80% < 85%                  31,818         3,291,020,697         14.29%

> = 85% < 90%                  37,857         3,212,717,895         13.95%

> = 90% < 95%                  55,231         4,173,078,728         18.12%

> = 95% < 100%                 16,031         1,176,845,050          5.11%

> = 100%                        203            11,515,118            0.05%

Total                         268,552        23,030,235,806        100.0%
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Repayment Method

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                               Number          Value (GBP)         % of Total

Endowment                      28,295         2,169,448,213          9.42%

Interest Only                  35,856         5,036,712,571         21.87%

Pension Policy                  648            66,787,684            0.29%

Personal Equity Plan           1,215           89,817,920            0.39%

Repayment                     202,538        15,667,469,419         68.03%

Total                         268,552        23,030,235,806        100.00%
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Employment Status

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                               Number          Value (GBP)         % of Total

Full Time                     235,562        19,046,005,012         82.70%

Part Time                      3,350          202,666,075            0.88%

Retired                         501            16,121,165            0.07%

Self Employed                  26,431        3,634,171,210          15.78%

Other                          2,708          131,272,344            0.57%

Total                         268,552        23,030,235,806        100.00%
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NR Current Existing Borrowers' SVR               6.84%

Effective Date of Change                    1 September 2004
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Notes    Granite Mortgages 03-3 plc



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                   Outstanding             Rating             Reference Rate       Margin
                                      Moodys/S&P/Fitch
Series 1

A1                 $148,697,568         Aaa/AAA/AAA               1.71%            0.08%

A2                 $750,000,000         Aaa/AAA/AAA               1.75%            0.12%

A3                 $500,000,000         Aaa/AAA/AAA               1.83%            0.20%

B                   $72,000,000          Aa3/AA/AA                2.08%            0.45%

M                   $27,000,000           A2/A/A                  2.33%            0.70%

C                   $50,000,000        Baa2/BBB/BBB               3.08%            1.45%

Series 2

A                (Euro)640,000,000      Aaa/AAA/AAA               2.31%            0.19%

B                 (Euro)23,000,000       Aa3/AA/AA                2.57%            0.45%

M                 (Euro)7,500,000         A2/A/A                  2.82%            0.70%

C                 (Euro)55,000,000     Baa2/BBB/BBB               3.57%            1.45%

Series 3

A                 (GBP)340,000,000      Aaa/AAA/AAA               5.02%            0.19%

B                  (GBP)28,500,000       Aa3/AA/AA                5.28%            0.45%

M                  (GBP)11,500,000        A2/A/A                  5.53%            0.70%

C                   (GBP)7,500,000      Baa2/BBB/BBB              6.28%            1.45%
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Credit Enhancement

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                                                         % of Notes Outstanding

Class B and M Notes (GBP) Equivalent)   (GBP)122,676,688         6.62%

Class C Notes (GBP) Equivalent)          (GBP)76,908,644         4.15%

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                                                             % of Funding Share

Class B and M Notes (GBP) Equivalent)     (GBP)122,676,688          0.56%

Class C Notes (GBP) Equivalent)            (GBP)76,908,644          0.35%

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Granite Mortgages 03-3 Reserve Fund Requirement (GBP)33,400,000     0.15%

Balance Brought Forward                         (GBP)25,478,640     0.12%

Drawings this Period                                (GBP)0          0.00%

Excess Spread this Period                       (GBP)2,535,824      0.01%

Funding Reserve Fund Top-up this Period*        (GBP)5,385,536      0.02%

Current Balance                                 (GBP)33,400,000     0.15%
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Funding Reserve Balance                         (GBP)19,386,993     0.09%

Funding Reserve %                                    1.0%            NA
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*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

An arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

An issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

An accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.